CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JULY 31, 2006, 2005 AND 2004

(Expressed in United States Dollars, unless otherwise stated)

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended July 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 11, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 11, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 11, 2006

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	July 31	July 31
	2006	2005

ASSETS

Current assets
Cash and equivalents	$1,071,431	$670,755
Amounts receivable and prepaids	8,922	16,525
Amounts due from related parties (note 7)	33,677	–
	1,114,030	687,280

Mineral property interests (note 5)	1	1

	$1,114,031	$687,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$16,664	$8,726
Amounts due to related parties (note 7)	–	3,933
	16,664	12,659

Shareholders' equity
Share capital (note 6)	21,269,046	20,726,303
Contributed surplus (note 6(d))	–	54,540
Deficit	(20,171,679)	(20,106,221)
	1,097,367	674,622
Nature and continuance of operations (note 1)

	$1,114,031	$687,281

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Gordon J. Fretwell

Rene G. Carrier	Gordon J. Fretwell
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2006	2005	2004
			(Note 4 - Restated
			due to change in
			accounting policy)
Expenses and other
Foreign exchange gain	$(53,106)	$(47,485)	$(22,225)
Interest income	(26,201)	(15,127)	(11,605)
Legal, accounting and audit	40,290	35,505	16,637
Mineral property investigations	–	27,125	44,848
Office and administration	82,247	66,864	62,963
Regulatory, trust and filing	22,228	18,523	22,338
Write-down of mineral property interests (note 5a)	–	–	15,210

Loss for the year	$65,458	$85,405	$128,166

Basic and diluted loss per common share	$0.01	$0.01	$0.01

Weighted average number of common shares outstanding	12,322,741	11,694,601	10,091,648

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2006	2005	2004
			(Note 4 - Restated
			due to change in
			accounting policy)

Deficit, beginning of year	$(20,106,221)	$(20,020,816)	$(19,892,650)
Loss for the year	(65,458)	(85,405)	(128,166)
Deficit, end of year	$(20,171,679)	$(20,106,221)	$(20,020,816)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
Cash provided by (used in)	2006	2005	2004
			(Note 4 - Restated
			due to change in
			accounting policy)

Operating activities
Loss for the year	$(65,458)	$(85,405)	$(128,166)
Items not involving cash
Write-down of mineral property interests	–	–	15,210
Changes in non-cash working capital items
Amounts receivable and prepaids	7,603	(9,214)	1,430
Accounts payable and accrued liabilities	7,938	(10,752)	(8,248)
Advances from/(to) related parties	(37,610)	561	2,555
	(87,527)	(104,810)	(117,219)

Financing activities
Shares issued net of issuance costs	488,203	89,179	313,252

Increase (decrease) in cash and equivalents
during the year	400,676	(15,631)	196,033

Cash and equivalents, beginning of year	670,755	686,386	490,353

Cash and equivalents, end of year	$1,071,431	$670,755	$686,386

Components of cash and equivalents are as follows:
Cash	$13,869	$7,786	$22,327
Commercial paper	58,608	68,687	79,959
Bankers acceptances	998,954	594,282	584,100
	$1,071,431	$670,755	$686,386

Supplemental disclosure:
Interest received during the year	$26,201	$15,127	$11,605
Income taxes paid during the year	$–	$–	$–

Non-cash financing activities
Shares issued on acquisition of mineral property interests	$–	$–	$2,295
Fair value of warrants exercised transferred to share capital	$54,540	$9,492	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. At July 31, 2006, the Company had working capital of approximately $1,097,000 (2005 – $675,000). Other than incidental interest income, the Company has no source of revenue and has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. There can be no assurance that the Company will be able to secure additional financial resources or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing or enter into business alliances, the Company will be required to curtail its operations and exploration activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

The results of applying measurement accounting principles generally accepted in the United States are set out in note 10.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

At July 31, 2006, the Company held Canadian-dollar-denominated cash and equivalents totaling Cdn$1,141,607 (2005 – Cdn$735,417).

(b)	Financial instruments

The Company’s financial instruments consist of cash and equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due from and to related parties. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short term nature.

The Company maintains its cash and equivalents substantially in Canadian dollars and is subject to currency risk.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

(c)	Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables was recorded by the Company as at July 31, 2006 and 2005.

(d)	Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(e)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(f)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which the asset is realized or the liability settled.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(h)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(i)	Stock-based compensation

The Company has a share option plan which is described in note 6(e). The Company records all stock- based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

During the years ended July 31, 2006, 2005 and 2004, no stock options were granted.

(j)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders for the period by the weighted average number of shares outstanding during the period.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average price during the period. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti- dilutive.

(k)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairment of assets, reclamation obligations and rates for amortization as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from those estimates.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

(l)	Variable interest entities

Effective August 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on these consolidated financial statements as the Company does not have any VIE’s.

(m)	Comparative figures

Certain of the prior years’ figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	CHANGE IN ACCOUNTING POLICY

Mineral property interest

During the year ended July 31, 2005, the Company changed its policy from capitalizing (deferring) mineral property exploration expenditures to charging these costs to earnings in the period incurred. This change in accounting policy is applied retroactively and the amounts presented for prior periods have been restated for this change. The effect of this change is to reduce loss for the year ended July 31, 2004 by $8,086. There was no impact to opening deficit for the year ended July 31, 2005. The impact of this restatement on the July 31, 2004 consolidated financial statements is as follows:

	As
	previously
	reported	Adjustment	As restated

Year ended July 31, 2004:
Write-down of mineral property interests	$23,296	$(8,086)	$15,210
Loss for the year	136,252	(8,086)	128,166
Loss (income) per share	0.01	0.00	0.01
Cash provided by (used in) operating activities	(117,219)	–	(117,219)
Cash provided by (used in) investing activities	–	–	–

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

	Year ended July 31
	2006	2005	2004
Ample-Goldmax Property, British Columbia			(Restated due
			to change
			in accounting
			policy (note 4))
Acquisition costs
Balance, beginning of year	$–	$–	$12,915
Incurred during the year	–	–	2,295
Written off during the year	–	–	(15,210)
Balance, end of year	–	–	–

Exploration costs
Balance, beginning of year	–	–	–
Written off during the year	–	–	–
Balance, end of year	–	–	–

Quartz Mountain Property
Net smelter royalty	1	1	–

Total mineral property interests	$1	$1	$–

(a)	Ample-Goldmax Property British Columbia, Canada

During the year ended July 31, 2003, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division. The Company paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval. An additional 75,000 common shares were issued in fiscal 2003 and 25,000 common shares were issued in fiscal 2004 pursuant to the option agreement. During the year ended July 31, 2004, the Company terminated its option, and accordingly, wrote off its interest in the amount of $15,210. The Company has no further obligations under the option agreement.

(b)	Quartz Mountain Property Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain property.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Issued and outstanding common shares

	Number of	Price	Amount
Common shares issued	Shares	(US$)	(US$)
Balance at July 31, 2003	9,643,315		$20,366,625
Private placement, net of issue costs (ii)	1,510,000	0.2100	258,712
Ample-Goldmax property option payment (note 5(a))	25,000	0.0920	2,295
Balance at July 31, 2004	11,178,315		20,627,632
Cash received on exercise of warrants (i)	711,111	0.1254	89,179
Fair value of warrants exercised	–		9,492
Balance at July 31, 2005	11,889,426		20,726,303
Cash received on exercise of warrants (ii)	1,510,000	0.3233	488,203
Fair value of warrants exercised	–		54,540
Balance at July 31, 2006	13,399,426		$21,269,046

(i)

On December 2, 2002, the Company issued 711,111 units at a price of Cdn$0.1125 (US$0.071) per unit for gross proceeds of Cdn$80,000 (net proceeds of US$40,895). Each unit was comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase a further common share exercisable until December 2, 2004 at a price of Cdn$0.15. The share purchase warrants issued as part of this private placement had been recorded at an estimated fair value of $9,492. In November 2004, these warrants were exercised by the warrant holders. The estimated fair value of $9,492 was reallocated from contributed surplus to share capital.

(ii)

On April 19, 2004, the Company issued 1,510,000 units at a price of Cdn$0.28 (US$0.210) per unit for net proceeds of $258,712. Each unit was comprised of one common share and one share purchase warrant. Each warrant is exercisable until April 19, 2006 and entitles the holder to purchase a further common share at a price of Cdn$0.37. The share purchase warrants issued as part of this private placement had been recorded at an estimated fair value of $54,540. In April 2006, these warrants were exercised by the warrant holders. The estimated fair value of $54,540 was reallocated from contributed surplus to share capital.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase warrants

The continuity of share purchase warrants (each exercisable into one common share) for the year ended July 31, 2006 is:

	Number
Share purchase warrants issued	of Warrants	Price

Balance at July 31, 2003	711,111	Cdn$0.15
Private placement, April 2004 (note 6(b)(ii))	1,510,000	Cdn$0.37

Balance at July 31, 2004	2,221,111
Exercised (note 6(b)(i))	(711,111)	Cdn$0.30

Balance at July 31, 2005	1,510,000
Exercised (note 6(b)(ii))	(1,510,000)	Cdn$0.15

Balance at July 31, 2006	–	–

(d)	Contributed surplus

Balance at July 31, 2003 (note 6(b)(i))	$9,492
Share purchase warrants issued, April 2004 (note 6(b)(ii))	54,540

Balance at July 31, 2004	64,032
Share purchase warrants exercised for common stock (note 6(b)(i))	(9,492)

Balance at July 31, 2005	54,540
Share purchase warrants exercised for common stock (note 6(b)(ii))	(54,540)

Balance at July 31, 2006	$–

(e)	Share purchase options

At its Annual and Special General Meeting held in January 2004, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSXV. Under this plan, the Company is authorized to grant up to 1,900,000 share purchase options to directors, officers, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. No service provider can be granted an option if that option would result in the service provider receiving shares, in conjunction with any other share compensation arrangement, of greater than 5% of the outstanding listed shares. Options granted are for a term of no greater than five years. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

To July 31, 2006, no share purchase options had been granted under this plan. Accordingly, there were no stock options outstanding as at July 31, 2006, 2005 and 2004.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)		As at July 31
		2006	2005
Hunter Dickinson Inc. (a)		$33,677	$(3,933)

Transactions	Year ended July 31
	2006	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$69,407	$57,732	$19,776
Euro-American Capital Corporation (b)	–	571	606
Other (c)	–	–	40,580

Related party balances receivable or payable arise from advances by the Company for current and future services rendered to or costs incurred on behalf of the Company by Hunter Dickinson Inc. (“HDI”). The related party balances are non-interest bearing and due on demand.

(a)

HDI is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. These costs are included in office and administration expenses.

During the year ended July 31, 2003, the Company completed a private placement with HDI of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit. The share purchase warrants were subsequently exercised in the year ended July 31, 2005 by HDI (note 6(b)(i)).

(b)	Euro-American Capital Corporation is a private company controlled by a director of the Company that provides management services to the Company based on the fair market value of those services.

(c)

During the year ended July 31, 2004, the Company paid $40,580 in consulting fees and reimbursement of expenses to a private company controlled by a former director and officer of the Company. These costs were included in office and administration expenses in fiscal 2004.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.	INCOME TAXES

At July 31, 2006, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $1,350,099 (2005 – $2,516,000) in the United States which, if unused, will predominantly expire between fiscal years ending 2007 and 2021. The Company also has tax losses in Canada of approximately $457,000 (2005 – $314,000), which if unused, will expire between fiscal 2007 and 2026. The Company also has resource allowance expenditures and capital asset deductions of approximately $3,639,000 (2005 – $2,975,000) and $113,000 (2005 – $93,000), respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts has been provided.

A reconciliation of income tax expense at the statutory rate of 36.95% (2005 – 35.6%, 2004 – 35.62%) with reported taxes is as follows:

	Year ended July 31
Income tax expense	2006	2005	2004

Income (loss) before income taxes (recovery)	$(65,458)	$(85,405)	$(128,166)

Income taxes (recovery) at statutory rates	(27,957)	(30,404)	(45,652)
Unrecognized (recognized) benefit of non-
capital losses	27,957	30,404	45,652
Net income taxes (recovery)	$–	$–	$–

Amounts of future tax assets and liabilities are as follows:

Future tax assets and liabilities	July 31	July 31
	2006	2005

Tax benefit of:
Losses carried forward – Canada	$169,000	$112,000
Losses carried forward – United States	472,000	881,000
Resource allowance	1,345,000	1,059,000
Property and equipment	42,000	33,000
	2,028,000	2,085,000
Valuation allowance	(2,028,000)	(2,085,000)
Future income tax asset (liability)	$–	$–

9.	SEGMENTED INFORMATION

As at and during the years ended July 31, 2006, 2005 and 2004, all of the Company's assets and operations, other than its net smelter royalty, were located in Canada.

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material aspects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as below:

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

Consolidated statements of operations

	Year ended July 31
	2006	2005	2004

			(Restated due
			to change
			in accounting
			policy (note 4))

Loss for the year, Canadian GAAP	$(65,458)	$(85,405)	$(128,166)
Mineral property acquisition costs	–	(1)	–
Write–off of mineral property	–	–	12,915

Loss for the year, US GAAP	$(65,458)	$(85,406)	$(115,251)

Basic and diluted loss per common share,
US GAAP	$(0.01)	$(0.01)	$(0.01)

Weighted average shares outstanding,
basic and diluted, US GAAP	12,322,741	11,694,601	10,091,648

Consolidated balance sheets

	July 31, 2006	July 31, 2005

Total assets, Canadian GAAP	$1,114,031	$687,281
Mineral property acquisition costs expensed per US GAAP	(1)	(1)
Total assets – US GAAP	$1,114,030	$687,280

Current liabilities, Canadian GAAP and US GAAP	$16,664	$12,659

Shareholders’ equity, Canadian GAAP	1,097,367	674,622
Mineral property acquisition costs	(1)	(1)
Shareholders’ equity, US GAAP	1,097,366	674,621

Total liabilities and shareholders’ equity, US GAAP	$1,114,030	$687,280

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

Consolidated statements of cash flows

	Year ended July 31
	2006	2005	2004
			(Restated due
			to change
			in accounting
			policy (note 4))

Cash flows used in operating activities, Canadian
GAAP	$(87,527)	$(104,810)	$(117,219)
Adjustments to mineral properties	–	–	–
Cash flows used in operating activities, US GAAP	(87,527)	(104,810)	(117,219)

Cash flows provided by investing activities,
Canadian and US GAAP	–	–	–

Cash flows provided by financing activities,
Canadian and US GAAP	488,203	89,179	313,252

Increase (decrease) in cash and equivalents during
the year	400,676	(15,631)	196,033
Cash and equivalents, beginning of year	670,755	686,386	490,353
Cash and equivalents, end of year	$1,071,431	$670,755	$686,386

(a)	Mineral properties

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(d).

In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus that mineral interests covered by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2005, with early adoption permitted.

In March 2004, in its report on “Mining Assets: Impairment and Business Combinations” the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expenses as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

(b)	Asset retirement obligation

Under United States GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligation upon retirement or removal of any tangible long–lived asset, effective for years beginning on or after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. The Company has determined that there were no asset retirement obligations as at July 31, 2006.

For Canadian GAAP purposes, effective August 1, 2004, the Company retroactively adopted the provisions of CICA Handbook Section 3110 (“HB3110”). HB3110 requires essentially the same accounting treatment of asset retirement obligations as SFAS 143. Consequently, the Company believes there is no difference in asset retirement obligations under United States GAAP and Canadian GAAP for the Company upon the adoption of this standard, and there is no effect on amounts previously reported.

(c)	Other presentation items

Pursuant to US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(d)	Recent accounting pronouncements

(i)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

(ii)

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company does not believe the adoption of SFAS 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

(iii)

In November 2005, the FASB issued FASB Staff Position No. SFAS 115-1 and SFAS 124-1 (“FSP SFAS 115-1 and 124-1”), which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP SFAS 115-1 and 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP SFAS 115-1 and 124-1 amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The guidance in FSP SFAS 115-1 and 124-1 shall be applied to the first reporting period beginning after December 15, 2005. The adoption of FSP SFAS 115-1 and 124-1 has not had a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

(iv)

In February 2006, the FASB issued FASB Staff Position (“FSP”) FAS 123R-4 “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” FSP FAS 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event and amends paragraphs 32 and A229 of SFAS 123(R). The Company is required to apply the guidance in FSP FAS123(R)-4 in the quarterly period ending April 30, 2006. The adoption of FSP FAS123(R)-4 has not had a significant impact on the Company’s consolidated financial position or results of operations.

(v)

In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This Statement amends FASB 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS 140 to eliminate the prohibition on a qualifying special- purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact of SFAS 155 on its consolidated financial position, results of operations and cash flows.

(vi)

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140.” Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. FAS 156 is effective for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of FAS 156 will have a material impact on its financial position or results of operations.

(vii)

In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2006, 2005 and 2004
(Expressed in United States Dollars, unless otherwise stated)

uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 will have a material impact on its financial position or results of operations.

(viii)

In September 2006, the FASB issued SFAS No. 157 (“FAS 157”), “Fair Value Measurements.” Among other requirements, FAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. FAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of FAS 157 on its financial position and results of operations.

(ix)

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. The Company does not believe SAB 108 will have a material impact on its consolidated financial statements.